Exhibit 99.1

Sapiens Expands Presence in Canadian Market to Accelerate Growth for Canadian Insurers

By bolstering workforce and expertise in Canada, Sapiens fosters continued growth and innovation for regional customers

Rochelle Park, N.J., March 4, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today its strategic expansion in the Canadian market, marking a significant milestone in Sapiens’ growth trajectory. With an increased focus on delivering advanced solutions and superior customer service in Canada, Sapiens will strengthen support for existing Canadian customers and expand its reach to new prospects seeking industry-leading SaaS solutions and services across life, property and casualty, and workers’ compensation markets.

Sapiens has been successfully serving leading Canadian insurers for more than 15 years. Sapiens’ strategic decision to expand its Canadian presence even further comes amidst a surge in regional customers, including Saskatchewan Workers’ Compensation Board (WCB). Other longtime Sapiens’ customers include Canada’s largest insurance mutual, Beneva; and ivari, a leading individual life insurer.

To ensure seamless expansion and meet the evolving needs of customers, Sapiens intends to increase its workforce in its Ontario offices by onboarding seasoned industry professionals with global domain expertise and technical proficiency. This enhances Sapiens’ capability to deliver innovative, customer-centric solutions and unparalleled support to even more Canadian clients to drive growth in a competitive market and build a strong regional ecosystem.

The expansion in Canada builds upon Sapiens’ proven track record of delivering industry-leading solutions, as evidenced by its partnership with WCB. Sapiens CoreSuite for Workers Compensation, Sapiens DigitalSuite, and Sapiens Intelligence will transform WCB’s core systems, streamline service delivery and enhance operational efficiency. A number of life carriers in Canada are utilizing Sapiens’ digital life solutions, including ApplicationPro, IllustrationPro, UnderwritingPro, and CoreSuite for Life & Annuities to enhance their operational efficiency and improve the overall customer and agent experience.

“With Sapiens’ strong and growing presence in Canada, their expertise and innovative solutions will enable us to meet the evolving needs of our customers, now and in the future,” said Phillip Germain, WCB’s CEO. “Sapiens provides an optimized, integrated platform, coupled with the right people and a proven track record in successful implementations and ongoing support.”

“Sapiens is proud of its strong local foothold and rapidly growing presence in Canada. We are excited to embark on this new chapter of increased expansion and opportunity. With our expanded footprint and augmented capabilities, Sapiens is poised for continued growth and success in the Canadian market,” said Roni Al-Dor, Sapiens President & CEO. “We are steadfast in our commitment to deliver the broadest platform of global best practices and enable outcomes that improve the long-term financial health of our Canadian clients. Sapiens is well-positioned to drive positive change and empower even more insurers across Canada to thrive in an increasingly dynamic and competitive landscape.”

For more information:

Sapiens Canada Office

Mississauga, ON, Canada

4230 Sherwoodtowne Blvd.

Suite 200, Office 2

Mississauga ON L4Z 2G6

Phone: +1 905-507-9700

Email: info.sapiens@sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Investor Relations

Sapiens International

Mobile: +1 917 533 4782

Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.